Exhibit 99.33

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A.
publicly traded company
CNPJ/MF No. 03.853.896/0001-40
NIRE 35.300.341.031

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 14, 2025

1	DATE, TIME AND PLACE: Held on July 14, 2025, at 6:00p.m., at the registered office of Marfrig Global Foods S.A. (“Company” or “Marfrig”), located in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, nº 1.560, bloco 5, sala 301, Vila Hamburguesa, CEP 05319-000, by videoconference.

2	CALL NOTICE AND ATTENDANCE: The call notice was waived due to the presence of all the members of the Company Board of Directors (“Board of Directors”), namely Mr. Marcos Antonio Molina dos Santos, Mr. Alain Emile Henry Martinet, Mr. Antonio dos Santos Maciel Neto, Mr. Herculano Aníbal Alves, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Roberto Silva Waack and Mr. Rodrigo Marçal Filho.

3	BOARD: Chairman: Marcos Antonio Molina dos Santos; Secretary: Tang David.

4	AGENDA: To discuss and resolve on: (i) setting the date for the resumption of the work of the Company extraordinary general meeting initiated and suspended on June 18, 2025, which will resolve on the merger by the Company of the shares issued by BRF S.A. (“BRF”) (respectively, “Merger” and “Meeting”); and (ii) authorizing the Company executive board to take all measures and perform all acts necessary to carry out and implement the above matter.

5	RESOLUTIONS: After analyzing, examining and discussing the matters on the agenda, the members of the Board of Directors resolved, unanimously and without any restrictions, as follows:

(i)	to note that the Meeting proceedings will resume on August 5, 2025, at 3:00 p.m., due to BRF call for an extraordinary general meeting of BRF to resolve on the Merger of Shares for August 5, 2025 (“Meeting”); and

(ii)	authorize the Company board of directors to take all the measures and perform all the acts necessary to carry out and implement the matter approved herein, including the disclosure of additional documents and information requested by Comissão de Valores Mobiliários in relation to the Meeting and the Merger.

Marfrig EGM Minutes - Resumed AGM - 07/14/2025

6	CLOSURE: There being no further business, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the board and all the members of the Board of Directors present.

7	SIGNATURES: Table: President: Marcos Antonio Molina dos Santos; Secretary: Mr. Tang David. Members of the Board of Directors: Marcos Antonio Molina dos Santos – Chairman of the Board of Directors, Alain Emilie Henry Martinet, Antonio dos Santos Maciel Neto, Herculano Aníbal Alves, Marcia Aparecida Pascoal Marçal dos Santos, Roberto Silva Waack, and Rodrigo Marçal Filho.

I certify that this is a true copy of the minutes recorded in the appropriate book.

São Paulo, July 14, 2025.

Tang David
Secretary

Marfrig EGM Minutes - Resumed AGM - 07/14/2025